Exhibit 99.2

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL DISCHARGES $517,500 DEBT

Vancouver, BC – 31 August 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that it has discharged debt and retired an outstanding promissory note and accumulated interest thereon in an aggregate amount of US$ 517,500 by the issue to the loan holder of 10,350,000 "Units" of the Company's securities at a value of US$0.05 per Unit. Each Unit consists of one common share of the Company and one "Warrant' to purchase an additional common share at a fixed price of US$ 0.10 per share for a term of one year.

On behalf of the Company,
Robert V. Rudman, CPA
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.